UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
AMENDMENT NO. 1

Under the Securities Exchange Act of 1934

MINDSPEED TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 per share
(Title of Class of Securities)

602682205
(CUSIP Number)

AIGH Investment Partners, LLC,
6006 Berkeley Ave., Baltimore, MD  21209,
(410) 415-6464
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ÿ

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602682205
1	name of reporting persons i.r.s. identification nos. of above persons AIGH Investment Partners, LLC
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 955,903
	9	sole dispositive power 0
	10	shared dispositive power 955,903
11	aggregate amount beneficially owned by each reporting person 955,903 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 3.9%
14	type of reporting person* OO
* SEE INSTRUCTIONS

1	name of reporting persons i.r.s. identification nos. of above persons Orin Hirschman
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 955,903
	8	shared voting power 955,903
	9	sole dispositive power 955,903
	10	shared dispositive power 955,903
11	aggregate amount beneficially owned by each reporting person 955,903 shares
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 3.9%
14	type of reporting person* IN

* SEE INSTRUCTIONS

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 400 MacArthur Boulevard, Est Tower, Newport Beach, CA 92660

Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.  Purpose of Transaction.

          AIGH acquired the securities that are the subject of this Schedule 13D (the “Securities”) on the open market in the course of normal investment activities.

         Although AIGH has no current intention to acquire additional securities of the Company, while depending upon their evaluations of the Company's investments and prospects, and upon future developments (including, but not limited to, the market for the Securities, the effective yield on the Securities, availability of funds, alternative uses of funds, and general economic conditions), AIGH may from time to time as it deems appropriate purchase additional securities of the Company, dispose of all or a portion of the securities that they hold, or cease buying or selling securities of the Company.  Any such additional purchases or sales of the Securities may be in open market or privately-negotiated transactions or otherwise. AIGH has no current plans to or proposals that relate to or would result in any of the actions listed in Items 4(a) through 4(j) of the instruction to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) According to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2009,  filed with the Securities and Exchange Commission on May 12, 2009, there were 24,013,557 shares of Common Stock issued and outstanding as of May 1, 2009. Based on such information and including the transactions described in Item 5(c) below, AIGH owns 955,903 Shares, representing 3.9% of the issued and outstanding shares of Common Stock of the Company.  Orin Hirschman is the indirect beneficial owner of the shares owned by AIGH, and is therefore also the beneficial owner of 955,903 Shares, representing 3.9% of the issued and outstanding shares of Common Stock of the Company.

         (b) AIGH has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of no Shares. AIGH has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of the 955,903 Shares of which it may be deemed the beneficial owner.  Such shared power is shared with Orin Hirschman, as managing member of AIGH.  The information required by Item 2 with respect to Orin Hirschman is provided in Item 2 above.

         (c) During the last 60 days, AIGH disposed of the following Shares of Common Stock:

Trade Date	Shares	Price/Share
05/12/2009	4,097.00	$2.10
05/11/2009	7,954.00	$2.05
05/07/2009	7,046.00	$2.10
05/06/2009	56,294.00	$2.07
05/06/2009	25,000.00	$2.03
05/05/2009	15,390.00	$2.03
05/04/2009	38,537.00	$2.00
05/04/2009	28,316.00	$2.00
05/01/2009	23,137.00	$1.99
04/30/2009	38,326.00	$2.15

         (d) Orin Hirschman, as managing member of AIGH, has the power to direct the receipt of proceeds from the sale of the Shares beneficially owned by AIGH.

         (e) Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2009.

AIGH Investment Partners, LLC

By:	/s/ Orin Hirschman
Name: Orin Hirschman
Title: Managing Member

/s/ Orin Hirschman
Orin Hirschman